EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

January 1, 2001 – September 30, 2006

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

	Year Ended Dec. 31,					12 Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2006*
	2005	2004	2003	2002	2001
Fixed Charges, as defined:
Interest on Long-Term Debt	$34,330	$33,776	$33,258	$32,264	$30,224	$34,718	$26,007
Other Interest	2,665	2,184	2,048	1,620	3,772	3,004	1,730
Amortization of Debt Discount and Expense	808	773	696	799	768	717	537
Interest Portion of Rentals	1,357	1,489	1,622	1,578	1,572	1,475	1,104

Total Fixed Charges, as defined	$39,160	$38,222	$37,624	$36,261	$36,336	$39,914	$29,378

Earnings, as defined:
Net Income	$58,149	$50,572	$45,983	$43,792	$50,187	$59,096	$33,303
Taxes on Income	32,720	26,531	23,340	23,444	27,553	33,439	18,653
Fixed Charges, as above	39,160	38,222	37,624	36,261	36,336	39,914	29,378

Total Earnings, as defined	$130,029	$115,325	$106,947	$103,497	$114,076	$132,449	$81,334

Ratio of Earnings to Fixed Charges	3.32	3.02	2.84	2.85	3.14	3.32	2.77

*	A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratio of earnings to fixed charges for the interim period is not necessarily indicative of the results for a full year.